Listed	Share Symbol	web site address: www.cameco.com

TSX	CCO
NYSE	CCJ

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Appoints Board Chair

Saskatoon, Saskatchewan, Canada, May 8, 2003

Cameco Corporation announced today the appointment of Victor Zaleschuk as nonexecutive chair of the company’s board of directors.

Victor Zaleschuk joined Cameco’s board in 2001. Prior to joining Cameco’s board, Mr. Zaleschuk retired from his position as president and chief executive officer with Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.), after a long and successful career with the company. He is originally from Saskatchewan and now lives in Calgary, Alberta.

At Cameco’s annual and special meeting held today, Victor J. Zaleschuk and 10 other directors were re-elected: John S. Auston, Joe F. Colvin, Harry D. Cook, James R. Curtiss, George S. Dembroski, Gerald W. Grandey, Nancy E. Hopkins, J.W. George Ivany, A. Neil McMillan and Robert W. Peterson.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries	Lyle Krahn	(306) 956-6316